Exhibit 99.1

CENTERRA GOLD AND THOMPSON CREEK ANNOUNCE
TRANSFORMATIONAL BUSINESS COMBINATION

TORONTO, Ontario and DENVER, Colorado – July 5, 2016 – Centerra Gold Inc. (“Centerra”) (TSX:CG) and Thompson Creek Metals Company Inc. (“Thompson Creek”) (TSX:TCM) (OTCQX:TCPTF) are pleased to announce that they have entered into a definitive arrangement agreement (the “Arrangement Agreement”) whereby Centerra will acquire all of the issued and outstanding common shares of Thompson Creek (the “Arrangement”). In connection with the closing of the Arrangement, Centerra will redeem all of Thompson Creek’s secured and unsecured notes at their call price plus accrued and unpaid interest, in accordance with their terms. Under the terms of the Arrangement Agreement, all of the Thompson Creek issued and outstanding common shares will be exchanged on the basis of 0.0988 of a Centerra common share for each Thompson Creek common share (the “Exchange Ratio”). Upon completion of the Arrangement, existing Centerra and Thompson Creek shareholders are expected to own approximately 92% and 8%, respectively, of the pro forma company.

The Exchange Ratio implies consideration of C$0.79 per Thompson Creek common share, based on the closing price of Centerra common shares on the Toronto Stock Exchange (“TSX”) on July 4, 2016, representing a 32% premium to the closing price of Thompson Creek common shares on the TSX on July 4, 2016. The Exchange Ratio implies a premium of 33% to Thompson Creek common shares based on each company’s 20-day volume weighted average price on the TSX for the period ending July 4, 2016. Total transaction value, including the assumption of capital lease obligations, is equal to ~US$1.1 billion.

In connection with the proposed transactions, Centerra has entered into a binding commitment letter with Royal Gold Inc. (“Royal Gold”) whereby, upon the closing of the Arrangement, Royal Gold’s 52.25% gold streaming interest at Mount Milligan will be amended to a 35.00% gold stream and 18.75% copper stream. The transfer payment on the gold stream will remain at US$435/oz while the new copper stream will have a transfer payment equal to 15% of the prevailing market price of copper. Based on the midpoint of Thompson Creek’s 2016 production guidance (240-270 Koz of payable gold and 55-65 MMlbs of payable copper), Mount Milligan’s revenue split to Centerra under the amended stream agreement is expected to be approximately 70% gold, and 30% copper at current spot prices of US$1,351/oz gold and US$2.21/lb copper.

Thompson Creek operates the world class Mount Milligan Mine in British Columbia, Canada, a premier low-cost asset with more than two additional decades of profitable production expected from the current reserve base. Together with Centerra’s low-cost, long-lived Kumtor Mine in the Kyrgyz Republic, the combined company is expected to be firmly established as a low-cost gold producer with a geographically diversified footprint and industry-leading margins. In addition, the combined company will possess a high quality pipeline of development opportunities and is well positioned to sustain and grow its production base. With a strong balance sheet and liquidity profile, sector leading operating margins, and moderate capital requirements, the combined company is expected to continue to generate robust free cash flows for many years to come.

Highlights of the Transaction

•                  Enhances Centerra’s current high quality producing platform with a balanced geopolitical risk profile: Mount Milligan adds a North American cornerstone asset that could significantly increase Centerra’s production, reserves and resources, and cash flow. With Mount Milligan and Kumtor, the combined company will have a high quality diversified producing platform with a balanced geopolitical risk profile.

•                  Significant low-cost gold production: 2016 pro forma annual production of approximately 675-725 thousand ounces (Koz) of gold at all-in sustaining costs (AISC) net of by-product credits of US$850-$925/oz.

•                  High quality growth project pipeline: Growth to be driven by various projects including the fully financed Öksüt project in Turkey, Gatsuurt in Mongolia, and Greenstone in Canada which could drive incremental gold production of approximately 500Koz. By 2018, up to half of production is expected to come from Canada, Turkey, and Mongolia. The Berg and IKE development projects are copper, molybdenum and silver exploration properties located in British Columbia. Both are longer-term strategic growth projects with minimal and flexible capital commitments over the next several years.

•                  Maximized gold exposure: Amendment of Royal Gold’s gold stream from 52.25% to 35.00%, in exchange for a 18.75% copper stream, repositions Mount Milligan as a world class gold mine with low pro forma 2016 AISC of US$775-$850/oz and an approximate revenue split of 70% gold, 30% copper at current metal prices. As well, there exists the potential for a re-rating of the pro forma company’s trading multiple in line with gold producer peers.

•                  Attractive acquisition return profile: Expected to be accretive to cash flow, NAV, reserves and production per share with strong acquisition IRR and payback.

•                  Strong balance sheet and financial performance: Strong EBITDA and free cash flow generation provides Centerra with financial strength and flexibility, with an estimated pro forma debt to EBITDA of approximately 0.8x.

•                  Potential upside opportunities: The addition of secondary crushing at the Mount Milligan Mine by year end 2016, as planned, is expected to increase throughput to more than 62,500 tpd. An expansion of the flotation circuit, with the addition of regrind capacity, is expected to improve gold and copper recoveries beyond what has been experienced to date. The development of a geo-metallurgical model is expected to enable the operators to better manage the material to the mill resulting in more efficient mill operations, better predictability, and improved gold and copper recoveries. Furthermore, the transaction positions Centerra to realize synergies in Canada as well as potentially enabling the utilization of tax benefits.

•                  Optionality retained in molybdenum assets:  The Endako and Thompson Creek Mines will be kept on care and maintenance and the Thompson Creek mill will continue to be used as a concentrate upgrade facility. The Langeloth processing facility is expected to operate as a profitable toll processing facility. The molybdenum business is expected to operate on a cash flow neutral basis and represents significant potential value upside in the future.

Scott Perry, CEO of Centerra, said, “The combination with Thompson Creek is a highly compelling transformative transaction that diversifies Centerra’s operating platform and adds low risk production and cash flow from a very high quality, long-lived asset in Mount Milligan. The acquisition will establish an operating base in Canada –one of the lowest risk mining jurisdictions in the world– which will complement our Canadian-based Greenstone project and provide for further flexibility to expand into the Americas. Furthermore, the amendment to the Royal Gold stream repositions the asset by maximizing gold exposure for our shareholders. This business combination is complementary in nature, combining Centerra’s robust balance sheet with Thompson Creek’s high quality asset base.”

Jacques Perron, President and CEO of Thompson Creek, stated, “Following a formal strategic review process and the evaluation of numerous strategic alternatives to address Thompson Creek’s upcoming debt maturities, I am pleased to announce the business combination of Thompson Creek with Centerra. We believe the combination with Centerra represents a unique opportunity for our shareholders to gain exposure to additional high-quality assets with a strong development pipeline. While we believe this transaction delivers our shareholders an attractive premium today, it also delivers our shareholders with significant value generation opportunities going forward.”

“Royal Gold congratulates Thompson Creek for developing Mount Milligan into a world class asset”, Tony Jensen, President and CEO of Royal Gold, said, “Looking forward, we welcome Centerra as our new partner at Mount Milligan and we are pleased that a strong management and operating team will continue to lead the operations at the mine.”

Benefits to Centerra Shareholders

•                  Establishes a complementary cornerstone, producing and profitable asset in Canada with well-established, low-cost operations, and a talented and focused operating team.

•                  Adds a world class long-lived mine with high-margin gold production.

•                  Expected to provide strong return metrics, cash flow accretion and an enhanced ability to generate free cash flow on a per share basis.

•                  Anticipated increased trading liquidity, enhanced value proposition and capital markets profile.

•                  Positioning Mount Milligan as a low cost gold mine as a result of the amendment to the Royal Gold stream arrangement provides potential for a multiple re-rating in line with gold peers.

Benefits to Thompson Creek Shareholders

•                  Provides a comprehensive solution for Thompson Creek’s capital structure and delivers an immediate up-front premium while maintaining meaningful equity participation in a pro forma company with a strong balance sheet.

•                  Superior financial strength and flexibility to support advancement of various development projects underpinning high-quality gold production growth.

•                  Exposure to a large, long-life reserve base through Centerra’s world-class Kumtor Mine.

•                  Access to a peer-leading dividend policy.

Board of Directors’ Recommendations

The Arrangement Agreement has been approved by the Board of Directors of each of Centerra and Thompson Creek. The Thompson Creek Board recommends that Thompson Creek shareholders vote in favor of the Arrangement. BMO Capital Markets has provided an opinion to the Board of Directors of Thompson Creek, stating that in its opinion, and based upon and subject to the assumptions, limitations, and qualifications set forth therein, the Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to the Thompson Creek shareholders.

Transaction Summary

The proposed business combination will be effected by way of a plan of arrangement completed under the Business Corporations Act (British Columbia). The Arrangement will require approval by 66 2/3 percent of the votes cast at a special meeting of Thompson Creek shareholders.  In addition to shareholder and court approvals, the Arrangement is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Arrangement Agreement includes customary provisions including non-solicitation provisions, including a US$35 million termination fee payable to Centerra under certain customary circumstances.

Transaction Financing

The proposed redemption of Thompson Creek’s 9.75% secured notes due in 2017, the 7.375% unsecured notes due in 2018, and the 12.5% unsecured notes due in 2019 is expected to be financed with a combination of a new US$325 million senior secured revolver and term loan facility provided by Scotiabank, a C$170 million bought deal subscription receipt offering which has been announced today by way of a separate press release and cash on hand at Centerra and Thompson Creek.

Timing

Full details of the proposed transactions will be included in Thompson Creek’s proxy statement and information circular, which is expected to be mailed to shareholders in August 2016. It is anticipated that the Thompson Creek shareholder meeting and closing of the proposed transactions will take place in the Fall of 2016.

Advisors and Counsel

Credit Suisse Securities (Canada), Inc. acted as financial advisor to Centerra and Stikeman Elliott LLP, Weil, Gotshal & Manges LLP and Holland & Hart LLP acted as Centerra’s legal advisors. Cormark Securities has provided a fairness opinion to the Centerra Board of Directors. BMO Capital Markets and Moelis & Company acted as financial advisors to Thompson Creek. BMO Capital Markets has provided a fairness opinion to the Thompson Creek Board of Directors. Cassels Brock & Blackwell LLP, Perkins Coie LLP and Gibson, Dunn & Crutcher LLP acted as Thompson Creek’s legal advisors.

Conference Call

Centerra and Thompson Creek will host a joint conference call on Tuesday, July 5, 2016 at 4:00 p.m. Eastern Time for members of the investment community to discuss the transaction. The call-in details are as follows:

Centerra Gold Conference Call

4:00 to 4:30 - July 5, 2016

Dial In:

Participants:  +1 416 981 9073 - INTERNATIONAL

Participants:  +1 800 675 8395 - NORTH AMERICA

Post Call Access:

+1 416 626 4100

+1 800 558 5253

Pass Code: 21814353

Available between July 5th, 2016 at 5:30pm ET until July 12th, 2016 at 11:59pm

A copy of the merger investor presentation is also available on the Centerra and Thompson Creek investor pages at www.centerragold.com and www.thompsoncreekmetals.com, respectively. An audio recording of the conference call will be made available shortly after the call on the Centerra and Thompson Creek investor pages.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in Asia, North America and other markets worldwide. Centerra is the largest Western-based gold producer in Central Asia. Centerra’s shares trade on the Toronto Stock Exchange (TSX) under the symbol CG. The Company is based in Toronto, Ontario, Canada. Additional information on Centerra is available on the Company’s website at www.centerragold.com and at SEDAR at www.sedar.com.

For more information about Centerra Gold, please contact:

John W. Pearson

Vice President, Investor Relations

Centerra Gold Inc.

Tel: (416) 204-1953

john.pearson@centerragold.com

About Thompson Creek Metals

Thompson Creek Metals Company Inc. is a North American mining company. The Company’s principal operating property is its 100%-owned Mount Milligan Mine, an open-pit gold and copper mine and concentrator in British Columbia. The Company’s molybdenum assets consist of its 100%-owned Thompson Creek Mine, an open-pit molybdenum mine and concentrator in Idaho, its 75% joint venture interest in the Endako Mine, an open-pit molybdenum mine, concentrator and roaster in British Columbia, and its Langeloth Metallurgical Facility in Pennsylvania.  The Company’s development projects are the Berg and IKE properties, both copper, molybdenum and silver exploration properties located in British Columbia.  The Company’s principal executive office is located in Denver, Colorado.  More information is available at www.thompsoncreekmetals.com.

For more information about Thompson Creek, please contact:

Pamela Solly

Director, Investor Relations and

Corporate Responsibility

Thompson Creek Metals Company Inc.

Tel: (303) 762-3526

psolly@tcrk.com

This document includes forward-looking statements (which includes “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws). These forward-looking statements are not based on historical facts but instead reflect Centerra’s or Thompson Creek’s respective management’s expectations, estimates or projections concerning future results or events. These forward-looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether the proposed transactions, including the Arrangement, the related equity and debt financing of Centerra and the redemption of Thompson Creek’s secured and unsecured notes, will be consummated, including whether conditions to the consummation of the proposed transactions will be satisfied, or the timing for completing the proposed transactions, (2) expectations for the effects of the transactions or the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (3) the potential benefits and synergies of the proposed transactions, (4) expectations regarding the amendments to Thompson Creek’s streaming arrangement with Royal Gold, and (5) expectations for other economic, business, and/or competitive factors. Although Centerra and Thompson Creek believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the following: the ability to consummate the proposed transactions; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed transactions on the proposed terms and schedule; the ability of Centerra and Thompson Creek to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the announcement or consummation of the proposed transactions on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; significant competition that Centerra and Thompson Creek face; compliance with extensive government regulation; and the diversion of management time on the proposed transactions. These forward-looking statements may be affected by risks and uncertainties in the business of Centerra and Thompson Creek and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Centerra and Thompson Creek’s filings with the Canadian securities regulators, including Centerra’s annual information form, financial statements and related MD&A for its financial year ended December 31, 2015 and its interim financial reports and related MD&A, as well as Thompson Creek’s quarterly reports on Form 10-Q and its annual report on Form 10-K for the year ended December 31, 2015, as well as Thompson Creek’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Centerra and Thompson Creek wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of Centerra or Thompson Creek. Neither Thompson Creek nor Centerra undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof, except as may be specifically required by applicable securities laws.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

In connection with the proposed transactions, Thompson Creek intends to file with the SEC a proxy statement in respect of the meeting of its shareholders to approve the Arrangement, and other relevant documents to be mailed by Thompson Creek to its shareholders in connection with the Arrangement. Thompson Creek’s proxy statement will also be filed with the Canadian securities regulators. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Thompson Creek, Centerra and the proposed transactions. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov and at the System for Electronic Document Analysis and Retrieval (SEDAR) maintained by the Canadian Securities Administrators at www.sedar.com. In addition, a copy of Thompson Creek’s proxy statement (when it becomes available) may be obtained free of charge from Thompson Creek’s investor relations website at http://www.thompsoncreekmetals.com. Investors and security holders may also read and copy any reports, statements and other information filed by Thompson Creek, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation of Votes

Thompson Creek and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies for its security holder approvals to be obtained for the Transaction. Information regarding Thompson Creek’s directors and executive officers is available in its proxy statement filed with the SEC by Thompson Creek on May 25, 2016 in connection with its 2016 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.

Centerra Qualified Person and QA/QC

All production information and other scientific and technical information in this news release with respect to Centerra and its assets were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and were prepared, reviewed, verified and compiled by Centerra’s geological and mining staff under the supervision of Gordon Reid, Professional Engineer and Centerra’s Vice-President and Chief Operating Officer, who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs.

Thompson Creek Qualified Person and QA/QC

All production information and other scientific and technical information in this news release with respect to Thompson Creek and its assets were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and were prepared, reviewed, verified and compiled by Thompson Creek’s geological and mining staff under the supervision of Robert Clifford, Director, Mine Engineering of Thompson Creek, a “qualified person” under NI 43-101. Sample preparation, analytical techniques, laboratories used and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay lab.

The information in this news release includes the following non-IFRS financial measure: all-in sustaining costs, EBITDA. These financial measures does not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers, even as compared to other issuers who may also be applying the World Gold Council (“WGC”) guidelines, which can be found at http://www.gold.org. Management of Centerra and Thompson Creek believe that the use of these non-IFRS measures will assist analysts, investors and other stakeholders of the companies in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the companies’ operating performance, the combined company’s ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis, and for planning and forecasting of future periods. However, AISC does have limitations as an analytical tool as it may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or expenditures a company has to make to fully develop its properties. Accordingly, these non-IFRS measures should not be considered in isolation, or as a substitute for, analysis of the companies; results as reported under IFRS. A reconciliation of the non-IFRS measures presented in this news release is contained in Centerra’s most recently filed annual MD&A, which is available on SEDAR at www.sedar.com.